Exhibit 99.1

Form 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Provident Energy Trust
800, 112 - 4th Avenue S.W.
Calgary, Alberta  T2P 0H3

2.	Date of Material Change:

October 15, 2007

3.	News Release:

A press release disclosing the material change was issued through Marketwire on October 15, 2007.

4.	Summary of Material Change:

On October 15, 2007, Provident Energy Trust ("Provident") announced that it will restate its first and second quarter 2007 unaudited interim financial statements, due principally to an overstatement of midstream petroleum product inventory and a corresponding understatement of cost of goods sold.

5.	Full Description of Material Change:

On October 15, 2007, Provident announced that it will restate its first and second quarter 2007 unaudited interim financial statements, due principally to an overstatement of midstream petroleum product inventory and a corresponding understatement of cost of goods sold.  Provident anticipates that the impact of the restatement on total 2007 results from operations will be immaterial.

Provident has determined that commercial transactions recorded between two wholly-owned Provident midstream subsidiaries resulted in overstated inventory balances.  Normal course internal accounting controls identified the issue.  Related cash settlements were all handled correctly with no impact on day to day operations or third parties.  On the recommendation of management and the Audit Committee, the Board of Directors of Provident made the decision to restate the first and second quarter results in conjunction with the upcoming release of third quarter results.  The restatement is intended to provide more representative and comparable quarterly information going forward.

For the six months ended June 30, 2007, the restatement will not affect cash flow from operations as defined by Generally Accepted Accounting Principles (GAAP), but will reduce funds flow from operations by approximately $18 million, or nine percent of funds flow over the period.  This will in turn increase the six month payout ratio to 88 percent from the 80 percent originally reported by Provident.  Net income for this period will be reduced by approximately $13 million, which results in a net loss for the period of approximately $4 million compared to net income of $9.3 million originally reported.  The breakdown of these adjustments by quarter will be provided in the restatement, which will be included as note disclosure in Provident's third quarter interim financial report, expected on November 8, 2007.

In the current commodity price environment, Provident expects to meet all previously disclosed 2007 guidance to the market, and does not expect any impact on distributions resulting from this announcement.

6.	Reliance on subsection 7.1(2) or(3) of National Instrument 51-102:

Not Applicable

7.	Omitted Information:

Not Applicable

8.	Executive Officer:

Thomas W. Buchanan, President and Chief Executive Officer
Provident Energy Ltd.
800, 112 – 4th Avenue S.W.
Calgary, Alberta T2P 0H3
Phone: (403) 296-2232
Fax: (403) 294-0111

9.	Date of Report:

DATED at Calgary, Alberta the 25th day of October, 2007.